                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                          ENVIRODYNE INDUSTRIES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   294037205
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                                 (CUSIP Number)

                                 Eric T. Furey
            Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                        1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 12, 1997
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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INTRODUCTORY NOTE.

     This Amendment No. 10 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata"), to supplement certain information set forth in the Schedule 13D relating to securities of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8 and 9 to Schedule 13D filed on June 21, 1996, March 10, 1997, March 31, 1997, April 18, 1997, April 23,
1997, April 29, 1997, May 14, 1997, May 16, 1997 and June 17, 1997,
respectively.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 to the Schedule 13D is hereby supplemented as follows:

     On August 12, 1997, Zapata sent a letter to F. Edward Gustafson, Chairman, President and Chief Executive Officer of the Issuer, in response to a renewed offer by a company affiliated with Michael Heisley, a current director of the Issuer, to purchase the outstanding shares of Common Stock of the Issuer for $8.50 per share. The August 12, 1997 letter and the related press release issued by Zapata are filed as Exhibits 99.13 and 99.14 hereto, respectively, and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Exhibit Number              Document Description
            --------------              --------------------
                  99.13         Letter from Zapata Corporation to
                                Envirodyne Industries, Inc. dated August 12,
                                1997

                  99.14         Press Release of Zapata Corporation dated
                                August 13, 1997

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     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 1997.

                                        ZAPATA CORPORATION



                                        By: /s/ ERIC T. FUREY
                                           -----------------------------------
                                           Eric T. Furey
                                           Vice President, General Counsel and
                                           Secretary



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                                 EXHIBIT INDEX


  Exhibit Number                 Document Description
  --------------                 --------------------
       99.13               Letter from Zapata Corporation to Envirodyne
                           Industries, Inc., dated August 12, 1997

       99.14               Press Release of Zapata Corporation dated
                           August 13, 1997


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